June 22, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C.  20549

Attn:                    Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare & Insurance

RE:                           Xencor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 001-36182

Dear Mr. Rosenberg:

We are writing in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 26, 2017 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the Commission on March 1, 2017 (the “Form 10-K”) of Xencor, Inc. (the “Company” or “Xencor”).

Set forth below are the Company’s responses to the comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. We are sending the Staff a hard copy of this letter.

Staff Comments and Company Responses

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Collaborative Research and Licensing Agreements

Novartis, page 82

1.              Please tell us why no value was allocated to your obligations related to co-developing XmAb14045 and XmAb13676 worldwide. In addition, tell us your basis for recognizing the rights to these programs apart from these obligations.

Response:  The Company respectfully acknowledges the Staff’s comments and provides the following information as additional support for its accounting treatment.

No value was allocated to co-developing XmAb14045 and XmAb13676 worldwide as the agreement to co-develop the two drug candidates as outlined in the Collaboration and License Agreement (the “Agreement”) with Novartis BioMedical Research, Inc. (“Novartis”) does not represent an obligation of the Company to perform services but is a right of the Company to plan and participate in the future co-development of the two drug candidates with Novartis. The Agreement also provides the Company with the right to opt out of the co-development activities. The Company accounted for delivery of the rights to XmAb14045 and XmAb13676 upon the effective date of the license as no additional services were required to complete delivery of the rights to the two compounds.

The agreement to co-develop the two compounds with Novartis does not represent an obligation of the Company but a right of the Company to participate in co-development with Novartis: The Agreement outlines the structure of several joint committees to be staffed by the two companies that will prepare plans for future co-development of the two drug candidates worldwide. The two companies will agree on future development plans, budgets for the agreed upon plans, and the delegation of roles for specific tasks. The Agreement provides that each company will fund its share (50%) of the future development costs incurred in co-developing each drug candidate.

The Company believes that the co-development terms in the Agreement constitute a right to participate in co-development of its two lead drug candidates with Novartis. Novartis is a leading pharmaceutical company that has a successful track record in developing oncology drug candidates similar to the drug candidates that are the subject to the licensing transaction; and, by participating in the co-development of the two drug candidates, the Company is obtaining access to Novartis’s extensive resources, knowledge and drug development capabilities.

Pursuant to the Agreement, the Company retained the rights to develop both of XmAb14045 and XmAb13676 and commercialize them in the United States. Accordingly, the Company would continue development of both of these drug candidates independent of any development activities conducted by Novartis of these drug candidates. By having the right to co-develop the candidates with Novartis, the Company is conducting similar activities it would need to conduct to develop the drug candidates, with the exception that by participating in the co-development of the candidates with Novartis it has access to Novartis resources, knowledge and experience in drug development.

The Company believes that the co-development activates outlined in the Agreement constitute a right of the Company to co-develop the two drug candidates with Novartis and not an obligation to perform additional services.

The Agreement allows the Company the right to opt out of co-development activities and also future co-development funding: The Agreement provides Xencor with the right to withdraw during the term at any time and for any reason from the development committees and it also can opt out of funding its share of future development costs for either or both programs. Upon written notice to Novartis of its intent to withdraw from the committees, Xencor’s withdrawal will be effective immediately. However, upon withdrawing from the committee’s Xencor will lose the benefit of Novartis’ development skill and knowledge in developing and commercializing XmAb14045 and XmAb13676.

The Agreement provides the Company the right to opt out of funding its share of future development costs for either or both programs. Upon written notice to Novartis of its intention to terminate its funding obligation, Xencor will be required to fund its share of development costs for the next 12 months. Upon termination of its funding obligations, the Agreement provides that the Company will lose its rights to commercialize the drug candidates in the United States and instead receive royalties on such sales from Novartis.

There is no premium or discount for services to be provided by each company under an agreed upon co-development plan. The reimbursement of co-development costs by each party will be based on an estimate of market or what a third party provider would charge for similar development services. The Agreement provides that each company will reimburse the other company for its share of development costs on an agreed upon reimbursement rate for internal resources and any actual third party costs incurred. Accordingly, each company will charge the other an amount that approximates the market value for any services provided to the other in connection with co-developing the drug candidates.

Based on the terms of the Agreement, the Company believes that right to opt-out of co-development activities and funding supports the Company’s position that the co-development of the two drug candidates is not an obligation that is a separate element in the arrangement

The rights to XmAb14045 and XmAb13676 have standalone value and the Company completed delivery of these two elements under the arrangement at the time that the licenses became effective: The licenses to the rights to XmAb14045 and XmAb13676 have standalone value and the Company’s license of such rights constituted delivery of these two separate elements of the arrangement. No additional services or obligations were required by the Company to complete its performance obligations with respect to these two elements.

Pursuant to the Agreement, the Company licensed certain rights to its XmAb14045 and XmAb13676 compounds to Novartis including co-exclusive rights to research, manufacture, and develop the compounds worldwide and the exclusive right to commercialize each of the compounds in all territories outside the United States. In connection with licensing the rights to the two compounds, the Company made available to Novartis all the data and materials for each of XmAb14045 and XmAb13676 including but not limited to pre-clinical data, data from its manufacturing campaigns, data from Investigational New Drug (“IND”) enabling studies and, IND data packages. With the access to this information and data, Novartis obtained all the necessary information and materials to develop these two drug candidates independent from any additional services or input from Xencor. No future services or obligations were required from Xencor to complete delivery or to enable Novartis to further develop each of these drug candidates. As a successful pharmaceutical company, Novartis has the necessary resources and skill set to develop both of these drug candidates with the data and rights licensed from the Company without any additional services or support from Xencor.

The Company believes that since no additional services or deliverables were required to complete delivery of the rights to XmAb14045 and XmAb13676, the Company completed delivery of the rights upon the effective date of the license agreement.

Potential Milestones, page 90

2.              For your Amgen and Novartis agreements, please describe for us each material milestone and quantify its related contingent consideration. Refer to ASC 605-28-50.

Response:  The Company respectfully acknowledges the Staff’s comment and has provided the attached supplemental information regarding each material milestone and its related contingent consideration for each of the Amgen and Novartis Agreements. With respect to the disclosure guidance provided in ASC 605-28-50, the Company respectfully submits the following:

For each of the Amgen and Novartis agreements, the Company evaluated each individual milestone, and determined that they were all substantive except for twelve payments under the Amgen collaboration Agreement and thirty eight payments under the Novartis Agreement that are triggered solely based on certain levels of sales.

For both of the Amgen and Novartis Agreements we considered whether the milestone method of revenue recognition under ASC 605-28 should be applied. The Company has determined that the milestone method does not apply to either agreement and by analogy the Company considered the guidance in ASC 605-25-30-5. For both the Amgen and Novartis arrangements, there is no contingent revenue associated with undelivered elements rather each arrangement includes additional contingent payments based upon the results of the counter-party performance and achievements, i.e. performance by Amgen and Novartis under each arrangement, respectively.

For both of the Amgen and Novartis arrangements, the Company determined the upfront consideration as only those payments that were fixed and determinable at inception of the arrangement and, accordingly did not include contingent milestone payments in the upfront consideration. The upfront consideration for both arrangements is being allocated to the separate elements based upon the Relative Selling Price (RSP) for each element.  The Company determined the RSP for each element using its best estimate of selling price (BESP).

Both the Amgen and Novartis agreements include delivery of multiple programs and the Company is eligible to receive potential milestones for each of the Amgen and Novartis programs. The total potential milestones for all programs have been combined in the table presentation on page 90. The Amgen agreement includes the delivery of six pre-clinical programs and the Company is eligible to receive clinical and regulatory milestones for each of the six programs. At inception of the Amgen agreement, one of the programs was at preclinical stage of development and five of the programs were at the discovery stage. Based on the early development stage of each of the programs and the payment of milestone upon future contingent events, the Company believes that its treatment of the milestones as substantive is appropriate.

Under the Company’s Novartis agreement, the Company is eligible to receive development and regulatory milestones for the two licensed programs XmAb14045 and Xmab13676 and for four future programs to be delivered. At inception of the agreement, the two licensed programs were at pre-IND stage of development and the four future programs were yet to be identified. Based on the development stage of each of the programs and the payment of milestones upon future contingent events, the Company believes that its treatment of the milestones as substantive is appropriate.

In our disclosure for our Amgen and Novartis collaboration agreements with material milestone payments remaining, while certain potential future milestone-based payments under each collaboration are substantial in amount, when the risk-adjusted probability and timing of achieving each individual future milestone is considered, the future milestone-based payments resulting therefrom, individually, are not material to the Company, its operations or its investors’ understanding of its financial statements. The Company believes that, until such time as each milestone is more likely than not to occur, the risks and uncertainties associated with achieving the milestone reduce the probability of receipt and lessen the relative materiality of the associated milestone-based payment. The Company therefore disclosed the milestone and related contingent consideration for these two collaboration agreements on an aggregated basis, under the categories of development and regulatory milestone payments.

Accordingly, the Company respectfully submits that a summarization of each of the Amgen and Novartis agreements in this manner complies in all material respects with the requirements of ASC 605-28-50, and provides the most useful presentation for investors given the uncertainty around each individual milestone event and the size and nature of each individual milestone in the context of the Company’s operations. The Company further submits that providing a detailed description of each and every milestone it may potentially earn under these agreements would not provide investors with meaningful or material information, and could potentially be confusing and misleading to investors.

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to John J. Kuch at 626-737-8013.

Sincerely,

/s/ John J. Kuch
John J. Kuch
Vice President, Finance
Xencor, Inc.
(Principal Financial and Accounting Officer)

Cc: Dr. Bassil Dahiyat, Xencor, Inc.